                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2008

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X] Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [ ] No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the Board Resolution on the acquisition of the assets and connected transaction.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: November 20, 2008                By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

                          (PETROCHINA COMPANY LIMITED)

                               (CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

                              CONNECTED TRANSACTION

                              ACQUISITION OF ASSETS

                                 SPECIAL NOTICE

The Company and all Board members warrant the truthfulness, accuracy and completeness of this announcement and jointly and severally accept full responsibility for any misrepresentation or misleading statements contained in, or material omissions from, this announcement.

SUMMARY OF IMPORTANT CONTENTS:

     -    Nature of transaction

The Resolution on the Acquisition of the Assets under the Risk Operation Service Business under 6 Enterprises including Liaohe Petroleum Exploration Board was considered and approved at the 3rd meeting of the 4th session of the Board on 19 November 2008. Pursuant to this resolution, the Company has through 6 of its branch companies entered into the Acquisition Agreements to acquire the assets under the Risk Operation Service Business from 6 subordinate enterprises of CNPC. Upon completion of the Acquisition, the Company will pay consideration in the sum of RMB5,306.31 million (approximately HK$6,023.35 million) to CNPC. The parties will adjust the consideration by reference to the change in net assets of assets under the Risk Operation Service Business for the period from 31 August 2008 to the Completion Date on a dollar-for-dollar basis.

     -    Abstention from voting by connected directors

A meeting of the Board was convened on 19 November 2008 by way of physical meeting. Mr Jiang Jiemin, Chairman of the Company, Mr Zhou Jiping, Vice Chairman of the Company, and Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan and Mr Wang Guoliang, directors of the Company, have abstained from voting as connected


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

directors on the ground of their work positions in CNPC. The remaining 6 directors of the Company eligible to vote in the meeting (including the independent non-executive directors) have considered the resolution and resolved in favour of the resolution unanimously.

     -    Reasons for the Acquisition and Benefit to the Company

The Company is principally engaged in the exploitation of oil and gas resources in the PRC. The Board considers that the acquisition of the assets of the Risk Operation Service Business is in line with the development strategies of the Company as a whole.

Currently, the marginal oil reserve regions corresponding to the Risk Operation Service Business belong to the Company. However, due to historical factors like the level of development technology, CNPC and its subordinate enterprises have provided risk operation service including development and production operations to the Company in respect of these reserve regions. Following changes in oil prices and evolution of exploitation technologies in recent years, conditions have existed for the Company to expand its risk operation service business. As a result of the Acquisition: (i) the Company is able to directly develop and exploit the marginal oil reserve regions corresponding to the Risk Operation Service Business by adopting the more advanced technologies; (ii) the Company intends to apply new techniques, new technologies and its experience in oil and gas production management on the assets acquired, which enables the Company to achieve scientific, rational, continuous and efficient exploitation of its reserve resources and the efficient deployment of the Company's oil and gas resources as a whole; (iii) the Risk Operation Service Business possesses a certain level of economic returns and risk tolerance; and (iv) as the operation of the assets of the Risk Operation Service Business will be independently conducted by 6 branch companies of the Company after completion of the Acquisition, the Acquisition is conducive to reduction of the connected transactions between the Company and CNPC.

1.   SUMMARY OF THE CONNECTED TRANSACTION

     (A)  The Acquisition

          6 branch companies of the Company and 6 subordinate enterprises of CNPC have on 19 November 2008 entered into the Acquisition Agreements, under which the Company will acquire the assets under the Risk Operation Service Business from these 6 enterprises. Upon completion of the Acquisition, the Company will pay consideration in the sum of RMB5,306.31 million (approximately HK$6,023.35 million) to CNPC. The parties will adjust the consideration by reference to the change in net assets of the Risk Operation Service Business for the period from the date of valuation to the Completion Date on a dollar-for-dollar basis.

     (B) Regulatory requirements under the HKEx Listing Rules and the SSE Listing Rules

          As of the date of this announcement, CNPC is the controlling shareholder of the Company. The 6 enterprises disposing of the assets under the Risk Operation Service Business are all wholly-owned subordinate enterprises of CNPC and hence associates of CNPC under the HKEx Listing Rules. Pursuant to the HKEx Listing Rules and the SSE Listing Rules, each of these enterprises is a connected person of the Company. The Acquisition hence constitutes a connected transaction of the Company.

          Under the HKEx Listing Rules, as all of the applicable percentage ratios for the Acquisition are more than 0.1% but less than 2.5% for the Company, the Company is only subject to the reporting and announcement requirements, and is exempt from the independent shareholders' approval requirement. Under the SSE Listing Rules, as the consideration for the Acquisition is below 5% of the latest audited net assets of the Company, the Acquisition only needs to be approved by the Board and does not need to be approved at a general meeting of shareholders.

          During the period from the beginning of 2008 to the date of this announcement, connected transactions (except continuing connected transactions) between the Company and CNPC and enterprises directly or indirectly controlled by CNPC, which has been taken place and disclosed, amounted to RMB7,698.9822 million, subject to possible adjustments for change in net assets between the respective valuation dates and completion dates (the exchange rates as of the respective announcement dates have been applied in the conversion of the relevant amounts). This amount is below 5% of the latest audited net assets of the Company.

2.   INFORMATION ON CONNECTED PARTIES

     (A)  CNPC

          CNPC, the controlling shareholder of the Company, is a petroleum and petrochemical conglomerate that was formed in July 1998 as a result of the restructuring launched by the State Council of the predecessor of CNPC, China National Petroleum Company (CHINESE CHARACTERS). CNPC is also a state-authorised investment corporation and a state controlled company. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing. The vendors with respect to the Acquisition are all wholly-owned subsidiaries of CNPC.

     (B)  6 subordinate enterprises of CNPC

          Information of the 6 subordinate enterprises as of the date of this announcement is set out as follows:

          (1)  Liaohe Petroleum Exploration Board

               Date of establishment: 11 December 1984

               Nature of enterprise: Enterprise owned by the whole people

               Address: Zhenxing Street, Xinglong Terrace, Panjin City

               Registered capital: RMB5,600 million

               Legal representative: Xie Wenyan

               Principal activities: Exploration and exploitation of crude oil, natural gas and oil and gas accompanying mineral reserves; processing and sales of crude oil and natural gas, exploitation of oil shale, development of coal bed gas, town gas and gas supplies to motor vehicles.

          (2)  Jilin Petroleum Group Company Limited

               Date of establishment: 11 January 2001

               Nature of enterprise: Wholly state-owned

               Address: 29 Jinjiang Main Street, Songyuan City

               Registered capital: RMB3,139.68 million

               Legal representative: Hou Qijun

               Principal activities: Exploration and exploitation of oil and gas, petroleum related tools, machinery processing, petrochemical equipment processing, growing of crops, technical consultations on oil and gas, construction of first-grade chemical oil projects.

          (3)  Dagang Oilfields Group Company Limited

               Date of establishment: 24 November 1995

               Nature of enterprise: Wholly state-owned

               Address: Court number 3, Dagang District, Tianjin City

               Registered capital: RMB3,585.91 million

               Legal representative: Li Jianqing

               Principal activities: Exploration, exploitation, processing and production of commodities in relation to natural crude oil and natural gas; accompanying products of oil and gas and its integrated use; technical consultations and services on oil and natural gas; manufacturing of oil exploration equipment, tools and accessories; construction projects.

          (4)  Northern China Petroleum Board

               Nature of enterprise: Enterprise owned by the whole people

               Address: Huizhan Avenue, Renqiu City

               Registered capital: RMB9,185.564 million

               Legal representative: Su Jun

               Principal activities: Organising exploration, exploitation, construction for productions, processing and the integrated use of oil, gas or minerals discovered during the exploration of oil and gas.

          (5)  Sichuan Petroleum Board

               Nature of enterprise: Enterprise owned by the whole people

               Address: 3, Section 1, Fuqing Road, Chengdu City

               Registered capital: 2,400.64 million

               Legal representative: Li Luguang

               Principal activities: Exploration and exploitation of oil and gas, construction for productions, exploitation of minerals discovered during the exploration of oil and gas, processing of oil and gas, manufacturing and repairing oil-related machines and meters, oil and gas chemical production and production of other products; importing and exporting and economic and technological cooperation with foreign entities.

          (6)  Changqing Petroleum Exploration Board

               Nature of enterprise: Enterprise owned by the whole people

               Address: Changqing Xinglong Community, Weiyang District, Xi'an
               City

               Registered capital: RMB2,622.64 million

               Legal representative: Yan Xinquan

               Principal activities: Exploration and exploitation of oil and natural gas, etc.

     (C)  The Company

          The Company is a joint stock company incorporated on 5 November 1999 under the PRC company law as a result of the restructuring of CNPC. The ADSs, H shares and A shares of the Company are listed on the New York Stock Exchange, the Hong Kong Stock Exchange and Shanghai Stock Exchange respectively.

          The Company is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Company and its subsidiaries engage in a broad range of petroleum and natural gas related activities including the exploration, development, production and sales of crude oil and natural gas; the refining, transportation, storage and marketing of crude oil and petroleum products; the production and sales of basic petrochemical products, derivative chemical products and other chemical products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

3.   INFORMATION ON THE ASSETS TO BE ACQUIRED

     For the purpose of the Acquisition, the Company has retained Beijing Tianyuanquan Certified Public Accountants Limited for an audit on the assets under the Risk Operation Service Business in accordance with the China Accounting Standards for Business Enterprises. As of 31 August 2008, the audited net asset value of the assets under the Risk Operation Service Business which the Company proposed to acquire amounts to RMB5,689.9113 million, and the audited net asset values of the 6 subordinate enterprises are set out as follows:

                                                             (Unit: RMB million)

Vendor of the assets under the
Risk Operation Service Business          Total assets   Total liabilities   Net Assets
-------------------------------          ------------   -----------------   ----------
Liaohe Petroleum Exploration Board        1,681.2118          58.4497       1,622.7621
Jilin Petroleum Group Company Limited       879.3684         235.3953         643.9731
Dagang Oilfields Group Company Limited      252.0971           2.7968         249.3003
Northern China Petroleum Board              420.5292         194.5954         225.9338
Sichuan Petroleum Board                   1,378.6436         110.7374       1,267.9062
Changqing Petroleum Exploration Board     1,964.1728         284.1370       1,680.0358

     As of 31 August 2008, the net asset value of the respective assets under the Risk Operation Service Business as assessed by China Enterprise Appraisals Co., Ltd., Beijing by using the asset-based approach amounts to RMB5,895.8991 million. Valuations of the 6 respective enterprises are set out below:

                                                             (Unit: RMB million)

Vendor of the assets under the
Risk Operation Service Business          Total assets   Total liabilities   Net Assets
-------------------------------          ------------   -----------------   ----------
Liaohe Petroleum Exploration Board        1,662.7702          58.4497       1,604.3205

Jilin Petroleum Group Company Limited       923.1699         235.3953         687.7746
Dagang Oilfields Group Company Limited      267.6498           2.7968         264.8530
Northern China Petroleum Board              481.4445         194.5954         286.8491
Sichuan Petroleum Board                   1,307.8472         110.7374       1,197.1098
Changqing Petroleum Exploration Board     2,139.1291         284.1370       1,854.9921

     Based on the pro forma accounts of the assets of the Risk Operation Service Business prepared in accordance with the Generally Accepted Accounting Principles of the PRC, the unaudited net profit before and after tax attributable to the assets under the Risk Operation Service Business for the financial year ended 31 December 2006 amounted to approximately RMB272.24 million (approximately HK$309.03 million) and RMB271.13 million (approximately HK$307.77 million); and the unaudited net profit before and after tax attributable to the assets of the Risk Operation Service Business for the financial year ended 31 December 2007 amounted to approximately RMB360.37 million (approximately HK$409.07 million) and RMB360.47 million (approximately HK$409.18 million). As the subordinate enterprises of CNPC developed the relevant assets over a number of years in the past instead of purchasing the same, there is no original purchase cost attributable to these assets.

4.   MAJOR TERMS OF THE CONNECTED TRANSACTION AND ACQUISITION AGREEMENTS

     1.   Date:

          19 November 2008

     2.   Parties:

          Vendors: 6 subordinate enterprises of CNPC (i.e. (1) Liaohe Petroleum Exploration Board; (2) Jilin Petroleum Group Company Limited; (3) Dagang Oilfields Group Company Limited; (4) Northern China Petroleum Board; (5) Sichuan Petroleum Board; and (6) Changqing Petroleum Exploration Board)

          Purchasers:   6 branch companies of the Company (i.e. (1) Liaohe
                        Oilfields Branch Company, PetroChina Company Limited;
                        (2) Jilin Oilfields Branch Company, PetroChina Company
                        Limited; (3) Dagang Oilfields Branch Company, PetroChina
                        Company Limited; (4) Northern China Oilfields Branch
                        Company, PetroChina Company Limited; (5) South-western
                        Oil and Gas Fields Branch Company, PetroChina Company
                        Limited; and (6)

                        Changqing Oilfields Branch Company, PetroChina Company Limited)

     3.   The Acquisition

          Subject to satisfaction of the conditions precedent under the Acquisition Agreements, the Company will acquire the assets of the Risk Operation Service Business. Assets under the Risk Operation Service Business includes assets, liabilities and rights of 6 subordinate enterprises of CNPC and includes, in particular: (1) buildings and other structures, cash and bank deposits and accounts, stock, accounts receivables, machines and equipment and their peripheral equipment and facilities etc. held by the relevant enterprise operating the Risk Operation Service Business; and (2) rights and obligations under related contracts and agreements.

     4.   Consideration

          The Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms. The consideration of the Acquisition was determined by reference to the value of the assets of the Risk Operation Service Business as confirmed in the valuation report prepared by China Enterprise Appraisals Co., Ltd., Beijing using 31 August 2008 as the date of valuation, taking also in consideration the oil prices, the profitability of the subject assets and the quality of the subject assets. Parties to the Acquisition Agreements have agreed on the consideration of RMB5,306.31 million after amicable negotiations. The Company will pay in cash consideration in the sum of RMB5,306.31 million (approximately HK$6,023.35 million) to the 6 subordinate enterprises of CNPC. The parties will adjust the consideration by reference to the change in net assets of the Risk Operation Service Business for the period from 31 August 2008 to the Completion Date on a dollar-for-dollar basis. The Company will satisfy the consideration with internal resources.

          The adjusted consideration is expected to be paid by the Company to the 6 subordinate enterprises of CNPC within 30 days after the Completion Date.

     5.   Conditions Precedent to completion of the Acquisition Agreements

          Completion of the Acquisition Agreements is subject to the satisfaction of certain conditions precedent, including:

          (a) the Company having completed due diligence on the assets under the Risk Operation Service Business;

          (b) the vendors having obtained all necessary consents of the creditors and any other relevant third parties in connection with the transfer of the assets under the Risk Operation Service Business;

          (c) there having been no material adverse change to the business operation and technical performance of the Risk Operation Service Business; and

          (d) the representations, warranties and undertakings given by the vendors being true, accurate, complete and valid as at the date of completion.

          The parties shall use reasonable endeavours to procure that the conditions precedent to be fulfilled on or before 30 November 2008. In the event that any of the conditions precedent has not been fulfilled on or before 30 November 2008 by reason of the vendors, the Company shall be entitled to terminate the Acquisition Agreements.

     6.   Completion

          Completion is expected to take place 30 November 2008 or the date on which all conditions precedent of the Acquisition Agreements are satisfied, whichever is later.

5.   REASONS FOR THE ACQUISITION AND BENEFIT TO THE COMPANY

     The Company is principally engaged in the exploitation of oil and gas resources in the PRC. The Board considers that the acquisition of the assets under the Risk Operation Service Business is in line with the development strategies of the Company as a whole.

     Currently, the marginal oil reserve regions corresponding to the Risk Operation Service Business belong to the Company. However, due to historical factors like the level of development technology, CNPC and its subordinate enterprises have provided risk operation service including development and production operations to the Company in respect of these reserve regions. Following changes in oil prices and evolution of exploitation technologies in recent years, conditions have existed for the Company to expand its risk operation service business. As a result of the
     Acquisition: (i) the Company is able to directly develop and exploit the marginal oil reserve regions corresponding to the Risk Operation Service Business by adopting the more advanced technologies; (ii) the Company intends to apply new techniques, new technologies and its experience in oil and gas production management on the assets acquired, which enables the Company to achieve scientific, rational, continuous and efficient exploitation of its reserve resources and the efficient deployment of the Company's oil and gas resources as a whole; (iii) the Risk Operation Service Business possesses a certain level of economic returns and risk tolerance; and (iv) as the operation of the assets of the Risk Operation Service Business will be independently conducted by 6 branch companies of the Company after completion of the Acquisition, the Acquisition is conducive to reduction of the connected transactions between the Company and CNPC.

     The directors of the Company (including the independent non-executive directors) consider that the terms of the Acquisition are fair and reasonable and in the interests of the shareholders of the Company as a whole.

6.   BOARD APPROVAL AND THE INDEPENDENT NON-EXECUTIVE DIRECTORS' OPINION

     The 3rd meeting of the 4th session of the Board was held on 19 November 2008 by way of physical meeting. 11 directors attended the meeting out of the total of 14. Mr Zhou Jiping, Mr Wang Yilin and Mr Zeng Yukang, directors of the Company, were absent from the meeting and have respectively appointed Mr Wang Fucheng and Mr Li Xinhua in writing to attend the meeting and vote on their respective behalves. Mr Jiang Jiemin, Chairman of the Company, Mr Zhou Jiping, Vice Chairman of the Company, and Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan and Mr Wang Guoliang, directors of the Company, have abstained from voting as connected directors on the ground of their work positions in CNPC. The remaining 6 directors of the Company eligible to vote in the meeting (including the independent non-executive directors) have considered the resolution and resolved in favour of the resolution unanimously. The number of directors who participated in the voting constituted a quorum. The convening of and the voting at the meeting were legal and valid.

     The independent non-executive directors of the Company consider that the above-mentioned connected transaction was entered into during the normal and ordinary course of business of the Company, in compliance with all the procedures prescribed in the relevant applicable laws and regulations and the Articles of Association, and on normal commercial terms, and the connected transaction is fair and reasonable and in the interests of the Company and its shareholders as a whole.

7.   DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents are available for inspection during normal business hours at the Company's legal address:

     (i)  the resolution of the 3rd meeting of the 4th session of the Board;

     (ii) the independent non-executive directors' opinion;

     (iii) the Acquisition Agreements; and

     (iv) relevant auditors' report and valuation report.

8.   DEFINITION

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Acquisition"               the acquisition of the interests and assets of the
                            Risk Operation Service Business from 6 subordinate enterprises of CNPC by the Company pursuant to the Acquisition Agreements

"Acquisition Agreements"    six acquisition agreements each dated 19 November
                            2008 entered into between 6 branch companies of the Company and 6 subordinate enterprises of CNPC in respect of the Acquisition

"Articles of Association"   the articles of association of the Company

"Board" the board of directors of the Company, including the independent non-executive directors of the Company

"CNPC" China National Petroleum Corporation (CHINESE CHARACTERS), a State-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company, and includes its subsidiaries (save and except the Company)

"Company"                   PetroChina Company Limited, a joint stock limited
                            company incorporated in the PRC under the Company
                            Law of the PRC, and listed on the Shanghai Stock
                            Exchange and main board of The Stock Exchange of Hong Kong Limited with American depository shares listed on the New York Stock Exchange

"Completion Date"           30 November 2008 or the date on which all conditions
                            precedents of the Acquisition Agreements are satisfied, whichever is later

"HKEx Listing Rules"        the Rules Governing the Listing of Securities on The
                            Stock Exchange of Hong Kong Limited

"Hong Kong"                 the Hong Kong Special Administrative Region of the
                            PRC

"PRC" the People's Republic of China, which for the purpose of this announcement only, does not include the Hong Kong and Macau Special Administrative Regions and Taiwan

"Risk Operation Service     includes assets, liabilities and interests related
Business"                   to the risk Operation service business of Liaohe
                            Petroleum Exploration Board, Jilin Petroleum Group
                            Company Limited, Dagang Oilfields Group Company
                            Limited, Northern China Petroleum Board, Sichuan
                            Petroleum Board and Changqing Petroleum Exploration
                            Board and includes, in particular: (1) buildings and other structures, cash and bank deposits and accounts, stock, accounts receivables, machines and equipment and their peripheral equipment and facilities etc. held by the relevant enterprise operating the Risk Operation Service Business; and
                            (2) rights and obligations under related contracts and agreements.

"SSE Listing Rules"         the listing rules of the Shanghai Stock Exchange

"HK$" Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

"RMB"                       Renminbi, the lawful currency of the PRC

In this announcement, RMB has been translated into HK$ at the rate close to the date of the Acquisition Agreements of HK$1= RMB0.880956 for reference purpose only.

                                                         By order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                               LI HUAIQI
                                                        Secretary to the Board

19 November 2008

Beijing, the PRC

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.